September 29, 2010 VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4720
Washington, DC 20549
Attention:  John L. Krug

Re:                           Ikaria, Inc.
Registration Statement on Form S-1
Amendment No. 2 filed September 3, 2010 (File No. 333-166792)

Ladies and Gentlemen:

On behalf of Ikaria, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-166792) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2010.  We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated September 16, 2010 from Jeffrey Riedler, Assistant Director of the SEC, to Daniel Tassé, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comments and the headings used in the Comment Letter.  All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

FORM S-l

Company Overview, page 1

1.                                       We note your response to comment 2.  If you include sales data please also include net income data over the same periods in order to provide a balanced presentation.

Response:                                         The Company has revised the disclosure on pages 1 and 90 of the Registration Statement in response to the Staff’s comment.

Summary Consolidated Financial Data, page 9

2.                                       Please label the “Combined” column for the year ended December 31, 2007 and the columns for the six months ended June 30, 2010 and 2009 on page 13 as unaudited.  Remove the label, “Unaudited,” from the “Successor” column for the year ended December 31, 2009.

Response:                                         The Company has revised the disclosure on page 13 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 53

3.                                       We note your response to comment 6 and reissue the comment in part.  Please expand the discussion to quantify the amount of cash flow you anticipate will be used for each of the three late stage trials you intend to conduct during the next three years.

Response:                                         The Company has revised the disclosure on page 53 of the Registration Statement to quantify the amount of cash flow it currently anticipates using for each of its late stage clinical trials during the next three years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

General

4.                                       Please label all “Combined” columns for the year ended December 31, 2007 as unaudited.

Response:                                         The Company has revised the disclosure on pages 64, 77-83 and 98 of the Registration Statement in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 69

5.                                       Please refer to prior comment seven.  We will finalize our evaluation of the issues incorporated in this comment after the estimating offering price has been established and you have provided the requested disclosure.

Response:                                         The Company acknowledges the Staff’s comment and that the Staff will finalize its evaluation of stock-based compensation after the estimated offering price is specified.

Clinical Stage - Product Candidates
LUCASSIN, page 106

6.                                       We note your response to comment 8.  Please update the disclosure the status of the SPA, the nature of any discussions you have had with the FDA concerning the SPA and any special concerns the FDA has with respect to the study design to the most recent date practicable.

Response:                                         The Company has revised the disclosure on page 109 of the Registration Statement in response to the Staff’s comment.

LUCASSIN — Orphan Therapeutics, page 114

7.                                       We note your response to comment 9 and the statement that minimum payments are not calculated as a percentage of net sales.  We also note the discussion on page 115 that you “will be obligated to pay Orphan royalties, subject to annual minimum payments, at a percentage in the low double digits on net sales ....”  As previously requested, please expand the discussion with respect to each royalty payable to disclose the range that the royalty rate fits into within ten percentage points, e.g. single digits, teens, mid-twenties to mid-thirties, etc., instead of the term “low double digits.”

Response:                                         The Company has revised the disclosure on page 115 of the Registration Statement in response to the Staff’s comment.

Please contact the undersigned at (617) 526-6982 if you have any comments or questions regarding this letter.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Daniel Tassé
Matthew M. Bennett, Esq.
Steven D. Singer, Esq.